Exhibit 99.1

First Mining Files Technical Report for the Positive Pre-Feasibility Study on the Springpole Gold Project, Ontario, Canada

Pre-Tax NPV5% of US$1.5 billion, Pre-Tax IRR of 36%

After-Tax NPV5% of US$995 million, After-Tax IRR of 29%

Average Annual Gold Production of 335,000 ounces and AISC of US$577/oz in Years 1 through 9

VANCOUVER, BC, March 4, 2021 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce  that the Company has filed on SEDAR an independent Pre-Feasibility Study ("PFS") technical report (the "Report") for its Springpole Gold Project ("Springpole" or the "Project") located in northwestern Ontario, Canada.

The Report, entitled "NI 43-101 Technical Report and Pre-Feasibility Study on the Springpole Gold Project, Ontario, Canada" was prepared by AGP Mining Consultants Inc. ("AGP") in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and has an effective date of January 20, 2021.

The PFS supports a 30,000 tonnes-per-day ("tpd") open pit mining operation over an 11.3 year mine life (see First Mining's news release dated January 20, 2021). Highlights include:

•	US$1.5 billion pre-tax net present value at a 5% discount rate ("NPV5%") at US$1,600/oz gold ("Au"), increasing to US$1.9 billion at US$1,800/oz Au
•	US$995 million after-tax NPV5% at US$1,600/oz Au, increasing to US$1.3 billion at US$1,800/oz Au
•	36.4% pre-tax internal rate of return ("IRR"); 29.4% after-tax IRR at US$1,600/oz Au
•	Life of mine ("LOM") of 11.3 years, with primary mining and processing during the first 9 years and processing lower-grade stockpiles for the balance of the mine life
•	After-tax payback of 2.4 years
•	Declaration of Mineral Reserves: Probable Reserves of 3.8 Moz Au, 20.5 Moz silver ("Ag") (121.6 Mt at 0.97 g/t Au, 5.23 g/t Ag)
•	Indicated Mineral Resources (inclusive of reserves) of 4.6 Moz Au, 24.3 Moz Ag (151 Mt at 0.94 g/t Au, 5.0 g/t Ag)
•	Initial capital costs estimated at US$718 million, sustaining capital costs estimated at US$55 million, plus US$29 million in closure costs
•	Average annual payable gold production of 335 koz (Years 1 to 9); 287 koz (LOM)
•	Total cash costs of US$558/oz (Years 1 to 9); and US$618/oz (LOM)(1)
•	All-in sustaining costs ("AISC") of US$577/oz (Years 1 to 9), and AISC US$645 (LOM)(2)
Note: Base case parameters assume a gold price of US$1,600/oz and a silver price of US$20/oz, and an exchange rate (C$ to US$) of 0.75. All currencies are reported in U.S. dollars unless otherwise specified. NPV calculated as of the commencement of construction and excludes all pre-construction costs.
(1) Total cash costs consist of mining costs, processing costs, mine-level general and administrative ("G&A") costs, treatment and refining charges and royalties.
(2) AISC consists of total cash costs plus sustaining and closure costs.

"Springpole's robust PFS and declaration of reserves for the first time are important achievements for the Company," stated Dan Wilton, CEO of First Mining. "The PFS is the result of the diligence, dedication and hard work by the team at First Mining and our consulting partners. This Report confirms that Springpole has the potential to become a strategically significant, highly profitable gold mine in one of the most attractive mining jurisdictions in North America."

PFS Overview
The Springpole Gold Project, located in northwestern Ontario, Canada, is one of the largest undeveloped open pit gold projects in North America. The Project is located approximately 110 kilometres northeast of Red Lake. Springpole currently hosts Probable Mineral Reserves of 3.8 million ounces ("Moz") of gold , as set out in the table below.

Springpole Proven and Probable Reserves

Category	Tonnes (Mt)	Grade Au (g/t)	Grade Ag (g/t)	Contained Metal Au (Moz)	Contained Metal Ag (Moz)
Proven	0.0	0.0	0.0	0.0	0.0
Probable	121.6	0.97	5.23	3.8	20.5
Total	121.6	0.97	5.23	3.8	20.5

Notes:

•	The Mineral Reserve estimates for Springpole are based on the conversion of the Measured and Indicated Mineral Resources within the mine plan in the Report. Indicated Mineral Resources in the mine plan were converted directly to Probable Mineral Reserves. There are currently no estimated of Measured Mineral Resources and therefore there are no Proven Mineral Reserves.
•	The Mineral Reserve estimate has an effective date of December 30, 2020 and is based on the Mineral Resource estimate that has an effective date of July 30, 2020.
•	The Mineral Reserve estimate was completed under the supervision of Gordon Zurowski, P.Eng., of AGP, a Qualified Person as defined under NI 43-101.
•	Mineral Reserves are stated within the final design pit based on a US$878/oz Au pit shell with a US$1,350/oz Au price for revenue.
•	The equivalent cut-off grade was 0.34 g/t Au for all pit phases.
•	The mining cost averaged C$2.75/t mined, processing cost averaged C$14.50/t milled, and the G&A cost averaged C$1.06/t milled. The process recovery for gold averaged 88% and the silver recovery was 93%.
•	The exchange rate assumption applied was C$1.30 equal to US$1.00.

In terms of Mineral Resources (inclusive of reserves), the Project hosts 4.6 Moz of gold in the Indicated Mineral Resource category and 0.3 Moz of gold in the Inferred Mineral Resource category as set out in the table below.

Springpole Mineral Resources (inclusive of Mineral Reserves)

Category	Tonnes (Mt)	Grade Au (g/t)	Grade Ag (g/t)	Contained Metal Au (Moz)	Contained Metal Ag (Moz)
Indicated	151	0.94	5.0	4.6	24.3
Inferred	16	0.54	2.8	0.3	1.4

Notes:

•	The Qualified Person for the Mineral Resource estimate is Dr Gilles Arseneau, Ph.D., P.Geo., an associate of SRK. The Mineral Resource estimate has an effective date of July 30, 2020.
•	Mineral Resources are reported in accordance with the May 2014 edition of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves.
•	Mineral Resources are reported inclusive of the Mineral Resources that have been converted to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
•	All figures are rounded to reflect the relative accuracy of the estimate. All composites have been capped where appropriate.
•	Mineral Resources potentially amenable to open pit mining are reported within an optimized constraining shell using the following parameters:
•	Metal prices of US$1,550/oz gold, US$20/oz silver, exchange rate of US$0.77:C$1
•	Mining cost of C$1.62/t, processing cost of C$15.38/t milled, G&A cost of C$1.00/t milled
•	Pit slopes varying between 35-50º depending on domain
•	Gold recovery of 88% and silver recovery of 93%
•	Mineral Resources are reported at a cut-off grade of 0.3 g/t Au.

The PFS evaluates recovery of gold and silver from a 30,000 tpd open pit mining operation, with a process plant that will include crushing, grinding, and flotation, with fine grinding of the flotation concentrate and agitated leaching of both the flotation concentrate and the flotation tails followed by a carbon-in-pulp recovery process to produce doré bars.

Important parameters of the PFS are presented in the following table:

Key Assumptions	LOM	Years 1 to 9
Base Case Commodity Prices	US$1,600/oz Au, US$20/oz Ag
Exchange Rate (C$ to US$)	0.75
Production Profile	LOM	Years 1 to 9
Total Tonnes Processed (Mt)	121.6	97.4
Total Tonnes Waste (Mt)	287.5	259.6
Mill Grade - Gold, Silver	0.97 g/t Au, 5.2 g/t Ag	1.12 g/t Au, 5.7 g/t Ag
Mine Life	11.3 years	9 years
Throughput (tonnes per day)	30,000	30,000
Strip Ratio (waste:ore)	2.36 : 1	2.66 : 1 (inc. PP period)
Overall Recovery - Gold, Silver	85.7% Au, 89.5% Ag	87.0% Au, 89.8% Ag
LOM Metal Recovered - Gold, Silver	3.2 Moz Au, 18.1 Moz Ag	3.0 Moz Au, 16.1 Moz Ag
Average Annual Production - Gold, Silver	287 koz Au, 1.6 Moz Ag	335 koz Au, 1.8 Moz Ag
Unit Operating Costs (1)	LOM	Years 1 to 9
Total Cash Cost (2)	US$618/oz Au (net) US$673/oz AuEq (co-product)	US$558/oz Au (net) US$612/oz AuEq (co-product)
All-In Sustaining Cost AISC (3)	US$645/oz Au (net) US$698/oz AuEq (co-product)	US$577/oz Au (net) US$631/oz AuEq (co-product)
Project Economics -US$1600/oz Gold Price
NPV5% - Pre-Tax, After-Tax	US$1.5 billion, US$995 million
IRR - Pre-Tax, After-Tax	36.4%, 29.4%
Payback Period - Pre-Tax, After-Tax	2.2 years, 2.4 years
LOM Cash Flow - Pre-Tax, After-Tax	US$2.3 billion, US$1.6 billion
(1) All unit operating costs are shown on both gold equivalent as well as net of silver by-product credits
(2) Cash costs consist of mining costs, processing costs, mine-level G&A, treatment and refining charges and royalties
(3) AISC includes cash costs plus sustaining capital and closure costs

The affiliation and areas of responsibility for each of the independent Qualified Persons (as defined under NI 43-101) involved in preparing the PFS, upon which the technical report is based, are as follows: Dr. Gilles Arseneau, Ph.D., P.Geo. - Qualified Person for Mineral Resource Evaluation (SRK Consulting (Canada) Inc.); Mr. Gordon Zurowski, P.Eng. - Qualified Person for Open Pit Mine Engineering and Costing, Infrastructure and Financial Modelling (AGP); Mr. Roland Tosney, P.Eng. - Qualified Person for Open Pit Geotechnical Aspects (AGP); Mr. Cameron McCarthy, P.Eng., P.Geo., P.Tech. - Qualified Person for Environmental and Social Aspects (Swiftwater Consulting Ltd.); Mr. Duke Reimer, P.Eng. - Qualified Person for Tailings and Coffer Dams (Knight Piésold Ltd.); and Dr. Adrian Dance, Ph.D., P.Eng. - Qualified Person for Mineral Processing and Recovery Methods (SRK Consulting (Canada) Inc).

Identifying potential additional resource upside at Springpole is also a focus of the Company's 2021 work programs, with new regional exploration targets being identified and tested within the property beyond the current open pit area.

Qualified Person
Hazel Mullin, P.Geo., Director, Data Management and Technical Services of First Mining, is a "Qualified Person" for the purposes of NI 43-101, and she has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.
First Mining is a Canadian gold developer focused on the development and permitting of the Springpole Gold Project in northwestern Ontario. Springpole is one of the largest undeveloped gold projects in Canada. The results of a positive Pre-Feasibility Study for the Springpole Gold Project were announced by First Mining in January 2021, and permitting activities are on-going with submission of an Environmental Impact Statement for the project targeted for 2021. The Company also holds a large equity position in Treasury Metals Inc. who are advancing the Goliath-Goldlund gold projects towards construction. First Mining's portfolio of gold projects in eastern Canada also includes the Pickle Crow (being advanced in partnership with Auteco Minerals Ltd.), Cameron, Hope Brook, Duparquet, Duquesne, and Pitt gold projects.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of Mineral Resources and Mineral Reserves at the Springpole Gold Project; (ii) the results of the PFS and the PFS representing a viable development option for the Project; (iii) construction of a mine at the Project and related actions, including dewatering activities; (iv) the merits of the Project and the potential for the Project to become a strategically significant, highly profitable gold mine in one of the most attractive mining jurisdictions in North America when in production; (v) estimates of the capital costs of constructing mine facilities and bringing a mine into production, of sustaining capital and the duration of financing payback periods; (vi) the estimated amount of future production, both produced and metal recovered; (vii) life of mine estimates and estimates of operating costs and total costs, net cash flow, net present value and economic returns from an operating mine constructed at the Project; and (viii) and timing for the submission of the EIS. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The most significant assumptions are set forth above, but generally these assumptions include: (i) the presence of and continuity of metals at the Project at estimated grades; (ii) the geotechnical, hydrological, hydrogeological, and metallurgical characteristics conforming to sampled results, including the quantities of water and the quality of the water that must be diverted or treated during mining operations; (iii) the capacities and durability of various machinery and equipment; (iv) the availability of personnel, machinery and equipment at estimated prices and within the estimated delivery times; (v) currency exchange rates; (vi) metals sales prices and exchange rate assumed; (vii) appropriate discount rates applied to the cash flows in the economic analysis; (viii) tax rates and royalty rates applicable to the proposed mining operation; (ix) the availability of acceptable financing under assumed structure and costs; * metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; (xiii) receipt of permits and other regulatory approvals on acceptable terms; and (xiv) the fulfillment of environmental assessment commitments and arrangements with local communities. Although the Company's management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward-looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur as forecast, but specifically include, without limitation: (i) risks relating to variations in the mineral content within the material identified as Mineral Resources and Mineral Reserves from that predicted; (ii) variations in rates of recovery and extraction; (iii) the geotechnical characteristics of the rock mined or through which infrastructure is built differing from that predicted, the quantity of water that will need to be diverted or treated during mining operations being different from what is expected to be encountered during mining operations or post closure, or the rate of flow of the water being different; (iv) developments in world metals markets; (v) risks relating to fluctuations in the Canadian dollar relative to the US dollar; (vi) increases in the estimated capital and operating costs or unanticipated costs; (vii) difficulties attracting the necessary work force; (viii) availability of necessary financing and any increases in financing costs or adverse changes to the terms of available financing, if any; (ix) tax rates or royalties being greater than assumed; * changes in development or mining plans due to changes in logistical, technical or other factors; (xi) changes in project parameters as plans continue to be refined; (xii) risks relating to receipt of permits and regulatory approvals; (xiii) delays in stakeholder negotiations (including negotiations with affected local and Indigenous communities of interest); (xiv) changes in regulations applying to the development, operation, and closure of mining operations from what currently exists; (xv) the effects of competition in the markets in which First Mining operates; (xvi) operational and infrastructure risks; (xvii) management's discretion to alter the Company's short and long term business plans; and the additional risks described in First Mining's Annual Information Form for the year ended December 31, 2019 filed with the Canadian securities regulatory authorities under the Company's SEDAR profile at www.sedar.com, and in First Mining's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum 2014 Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or other economic studies. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists, is economically or legally mineable, or will ever be upgraded to a higher resource category. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves" under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

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For further information: Spiros Cacos | Vice President, Investor Relations, Direct: +1 604 639 8825 | Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com, www.firstmininggold.com

CO: First Mining Gold Corp.

CNW 16:48e 04-MAR-21